Filed pursuant to Rule 433

Pricing Term Sheet, dated December 5, 2022 relating to

Preliminary Prospectus Supplement, dated December 5, 2022

to Prospectus, dated December 8, 2021

Registration No. 333-261531

Athene Holding Ltd.

Pricing Term Sheet

December 5, 2022

20,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a

Share of 7.750% Fixed-Rate Reset Perpetual Non-Cumulative

Preference Shares, Series E, Par Value $1.00 per share

(Liquidation Preference $25,000 per share)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on December 5, 2022 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated December 8, 2021.

Issuer:	Athene Holding Ltd. (“Issuer”).

Security Type:	Depositary Shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 7.750% Fixed-Rate Reset Perpetual Non-Cumulative Preference Shares, Series E (the “Series E Preference Shares”).

Size:	20,000,000 Depositary Shares ($500,000,000 aggregate liquidation preference).

Over-allotment Option:	None.

Trade Date:	December 5, 2022.

Settlement Date*:	December 12, 2022 (T+5) (the “Settlement Date”).

Maturity:	Perpetual.

Liquidation Preference:	$25,000 per Series E Preference Share (equivalent to $25.00 per Depositary Share).

Anticipated Ratings (Moody’s / S&P / Fitch)**:	Baa3 (Stable) / BBB (Positive) / BBB (Stable).

First Reset Date:	December 30, 2027.

Reset Dates:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date; thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears, on the 30th day of March, June, September and December of each year, commencing on March 30, 2023.

Dividend Period:	The period from, and including, a Dividend Payment Date to, but excluding, the next Dividend Payment Date; except that the initial Dividend Period will commence on and include the Settlement Date and will end on, but exclude, March 30, 2023.

Dividend Rate (Non-Cumulative):

From and including the Settlement Date to, but excluding, the First Reset Date, only when, as and if declared, dividends will be payable on a non-cumulative basis, with respect to each Dividend Period, in an amount per share equal to 7.750% of the liquidation preference per annum (equivalent to $1,937.50 per Series E Preference Share and $1.93750 per Depositary Share per annum).

Commencing on the First Reset Date, only when, as and if declared, dividends will be payable on a non-cumulative basis, with respect to each Dividend Period during each Reset Period, at a rate per annum equal to the Five-year U.S. Treasury Rate as of the most recent dividend determination date (as described in the Preliminary Prospectus Supplement) plus 3.962% of the liquidation preference per annum.

Day Count:	30/360.

Optional Redemption:

The Issuer may redeem the Series E Preference Shares represented by the Depositary Shares, in whole or in part, from time to time, on the First Reset Date or anytime thereafter, at a redemption price equal to (i) $25,000 per Series E Preference Share (equivalent to $25.00 per Depositary Share), plus (ii) (a) if no dividends have been declared for the then-current dividend period, an amount equal to any dividends per share that would have accrued to, but excluding, such redemption date at the then-applicable dividend rate if declared for such dividend period, or (b) the amount of any declared and unpaid dividends for the then-current dividend period to, but excluding, such redemption date, in each case without interest on such amount.

In addition, prior to the First Rest Date, the Issuer may redeem all (but not less than all) of the Series E Preference Shares represented by the Depositary Shares in specified circumstances and at specified prices set forth in the Preliminary Prospectus Supplement upon the occurrence of certain corporate, regulatory, rating agency or tax events.

Redemption may require the receipt of any required prior approval from the “capital regulator” and the satisfaction of any conditions to the redemption set forth in the capital guidelines and applicable regulations of the “capital regulator” (as each term is defined in the Preliminary Prospectus Supplement).

Public Offering Price:	$25.00 per Depositary Share / $500,000,000 total.

Underwriting Discount (Retail):	$0.7875 per Depositary Share / $3,172,050 total based on 4,028,000 Depositary Shares (Retail).

Underwriting Discount (Institutional):	$0.5000 per Depositary Share / $7,986,000 total based on 15,972,000 Depositary Shares (Institutional).

Proceeds (after Underwriting Discount and Before Expenses) to the Issuer:	$488,841,950.

Expected Listing:	The Issuer intends to list the Depositary Shares on The New York Stock Exchange under the symbol “ATHPrE.”

CUSIP / ISIN for the Depositary Shares:	04686J507 / US04686J5074

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Joint Lead Managers:	Apollo Global Securities, LLC Barclays Capital Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Other Information:	Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Depositary Shares.

*

The Issuer expects that delivery of the Depositary Shares will be made to investors on or about December 12, 2022, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the date that is two business days before delivery of the Depositary Shares will be required, by virtue of the fact that the Depositary Shares initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The rating of the Depositary Shares should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or RBC Capital Markets, LLC toll-free at (866) 375-6829.

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